ICE Proposal to Combine with CBOT Holdings Additional Materials March 19, 2007 Filed by IntercontinentalExchange, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: CBOT Holdings, Inc. (Commission File No. 001- 32650)

Forward-Looking Statements - Certain statements in this presentation may contain forward-looking information regarding IntercontinentalExchange, Inc., CBOT Holdings, Inc., and the combined company after the completion of the possible merger that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the merger transaction involving ICE and CBOT, including future strategic and financial benefits, the plans, objectives, expectations and intentions of ICE following the completion of the merger, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of ICE's management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those expressed or implied in such forward-looking statements regarding the success of the proposed transaction: the failure of CBOT to accept ICE's proposal and enter into definitive agreements to effect the transaction, the risk that the revenue opportunities, cost savings and other anticipated synergies from the merger may not be fully realized or may take longer to realize than expected; superior offers by third parties; the ability to obtain governmental approvals and rulings on or regarding the transaction on the proposed terms and schedule; the failure of ICE or CBOT stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending and third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in ICE's filings with the Securities and Exchange Commission (the "SEC"), including ICE's Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on February 26, 2007. You should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation. Except for any obligations to disclosure material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this presentation. Important Merger Information In connection with the proposed transaction, and assuming the merger proposal is accepted by CBOT, ICE intends to file relevant materials with the SEC, including a proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL SUCH OTHER RELEVANT MATERIALS REGARDING THE PROPOSED TRANSACTION, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the proxy statement/prospectus, if and when such document becomes available, and related documents filed by ICE or CBOT without charge, at the SEC's website (http://www.sec.gov). Copies of the final proxy statement/prospectus, if and when such document becomes available, may be obtained, without charge, from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com. This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. ICE and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about ICE's executive officers and directors in ICE's Annual Report on Form 10-K, filed with the SEC on February 26, 2007 and in ICE's proxy statement for its 2006 annual meeting of stockholders, dated April 3, 2006. Additional information about the interests of potential participants will be included in the prospectus/proxy statement, if and when it becomes available, and the other relevant documents filed with the SEC. ICE intends to file a proxy statement in connection with the CBOT special meeting of stockholders at which the CBOT stockholders will consider the CBOT merger agreement with CME and other related matters. CBOT stockholders are strongly advised to read that proxy statement and the accompanying proxy card when they become available, as they will contain important information. Copies of that proxy statement, and amendments or supplements to that proxy statement, and other documents filed by ICE , if and when such documents become available, may be obtained, without charge, at the SEC's website (http://www.sec.gov); or from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations or by emailing a request to ir@theice.com.

Relative U.S. Market Share In contrast to an acquisition of CBOT by CME, an ICE / CBOT merger would enhance competition within the futures industry Status of CME Process with Justice Department: December 1, 2006 - CME receives Second Request from Department of Justice March 12, 2007 - Crain's article stating that the Department of Justice has asked customers and competitors for signed statements describing their objections to the deal Exchange-traded contracts per Futures Industry Association Includes NYBOT contracts traded in 2006; excludes ICE Futures contracts (U.K.-regulated) Includes NYMEX contracts traded on Globex 2006 U.S. Futures & Options on Futures (1) 2006 U.S. Futures & Options on Futures (1) Pro Forma ICE (2) / CBOT Pro Forma ICE (2) / CBOT Pro Forma CME (3) / CBOT Pro Forma CME (3) / CBOT Contracts (MM) Market Share (%) Contracts (MM) Market Share (%) Total U.S. Contracts 850.6 33.4 2,221.8 87.3 Interest Rate 636.0 45.1 1,408.7 100.0 Equity Indices 30.3 5.7 526.8 99.7 Foreign Currency 3.7 3.2 113.6 96.8

Expense Synergy Opportunity ICE's estimated 2009 fully phased-in run-rate expense synergies of $100MM appear readily achievable compared to the combined ICE / NYBOT / CBOT 2006 cost base Based on company filings Excludes non-recurring items (merger related expenses) Excludes synergies associated with the transaction Excludes clearing services fees, depreciation and amortization Assumes ICE's patent royalties are comparable to contract license fees 2006 Cash Operating Expense Side-by-Side Comparison (1) 2006 Cash Operating Expense Side-by-Side Comparison (1) 2006 Cash Operating Expense Side-by-Side Comparison (1) 2006 Cash Operating Expense Side-by-Side Comparison (1) ($MM) ICE NYBOT (2) CBOT (2) Total (3) Total Revenues 314 96 621 1,031 Cash Operating Expenses (4) Contract License Fees (5) 9 N/A 7 16 Salaries & Benefits 50 32 77 159 Professional Services 11 5 17 33 General & Administrative Expenses 25 23 55 103 Information Technology Services N/A N/A 49 49 Total Cash Operating Expenses 95 60 205 361

Creating a World-Class Trading and Clearing Platform Performance Investment Scale Other Considerations NYCC recently initiated enhancements to expand capacity to bring significantly enhanced processing and risk management tools Trading Technology Clearing With the introduction of NYBOT soft commodities, ICE began investing in the NYCC and has begun implementing significant technology enhancements on a cost efficient basis The ICE clearing technology platform is highly scalable and capable of handling significant volumes with limited incremental costs ICE will seek input from the global clearing community to develop a leading clearinghouse, preserving competition and innovation around this key asset The ICE trading platform lists hundreds of OTC and futures contracts with sub-30 millisecond execution speeds and unmatched spread capabilities ICE announced in February that its capital expenditures for 2007 would be in the range of $25-$30 million, reflecting a 100% increase as compared to 2005 ICE's trading platform has scaled from OTC to listed futures and from energy into soft commodities while improving the performance of the platform more quickly than any other derivatives exchange ICE must maintain its standard of being a leading platform as many of its customers also use other platforms such as Globex and Liffe.Connect ICE is well prepared for the additional clearing volume resulting from an ICE / CBOT combination

Favorable Currency

- ICE stock is highly liquid and trades at a discount to the sector

Highly Liquid

- More than 90% of ICE shares are public float
- Despite having roughly half the market value of CME, ICE's average daily volume is nearly 2x that of CME

	30-Day Average Daily Volume[1][2]
– ICE	$897MM
– CME	$493MM

Undervalued

- Despite its superior growth, ICE trades on a price to earnings discount to CME

	2008 P/E[3]	2009 P/E[3]	LT Growth Rate[3]
– ICE	24.7x	22.4x	24.6%
– CME	29.5x	24.0x	22.2%

Consistently Outperforms

- History of meeting or exceeding analyst estimates (5 consecutive earnings releases)
- Grown EPS every quarter at average quarterly growth rate of 34% or a CAGR of 212%

	Trading Days		
Price Performance[2]	**60-Day**	**120-Day**	**1-Year**
ICE	**18.8%**	**64.4%**	**89.2%**
CME	**-1.1%**	**13.6%**	**23.2%**
S&P 500	**-2.8%**	**5.2%**	**6.3%**

(1) Daily Volume calculated as closing price x share volume for each trading day
(2) As of 3/16/2007 per FactSet
(3) I/B/E/S consensus estimates

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